UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	JUNE 30, 2006

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant
PARLUX FRAGRANCES, INC.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
3725 S.W. 30th Avenue

City, State and Zip Code
Fort Lauderdale, Florida 33312

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company is in the process of completing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. Due to the delay in filing its Annual Report on Form 10-K, which was filed on July 24, 2006, the Company needs additional time to file this Quarterly Report.  The Company’s accounting and financial personnel were completing the Form 10-K and were delayed in commencing the closing and reporting process for the Form 10-Q. The Company anticipates that it will be able to file its complete Quarterly Report by August 14, 2006, or shortly thereafter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	FRANK A. BUTTACAVOLI	954	316-9008
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that diluted earnings per share for the quarter ended June 30, 2006 will be in the range of $0.04 to $0.05 per share, compared to $0.18 per share in the prior year comparable quarter.  The reduction is mainly attributable to the decrease in sales to U.S. department stores due to the acquisitions and consolidations in this sector, and a reduction in sales to related parties.  Department store advertising and promotional programs, committed to in advance, also had a disproportionate impact on earnings. Net sales are anticipated to increase by approximately 22% for the comparable three-month period, while the increase in advertising and promotional costs is expected to exceed 40%.  In addition, the sales increase during the period was mainly attributable to increased sales to international distributors, which sales result in lower gross margins.

PARLUX FRAGRANCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2006	By:	/s/ Frank A. Buttacavoli
Frank A. Buttacavoli, Exec. VP / COO / CFO